SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 6, 2003

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Quarterly report

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Overview:

A major spending stage of Prana’s research and development activities has now been completed. Accordingly it is anticipated that there will be a significant reduction in monthly cash outflows over the following periods. The company’s financial reserves are sufficient to sustain its ongoing activities for a period of at least 18 months. Recently the company announced an agreement for an additional $7.5 million in research funding from Schering A.G. Germany to fund and licence discoveries on diagnostics and new drug targets separate to Prana’s Metal Protein Attenuating Compounds (“MPACs”). The company will be focussing on the development of the new Schering projects together with commercialisation of its existing MPAC compounds.

Geoffrey Kempler Executive Chairman

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

PRANA BIOTECHNOLOGY LIMITED

ABN	Quarter ended (“current quarter”)
37 080 699 065	31 MARCH 2003

Consolidated statement of cash flows

		Cash flows related to operating activities	Current quarter $A’000	Year to date (9 months) $A’000

1.1		Receipts from customers	194	686
1.2	Payments for	(a) staff costs	(165)	(531)
		(b) advertising and marketing	(16)	(60)
		(c) research and development	(879)	(1,787)
		(d) leased assets	—	—
		(e) other working capital	(442)	(1,979)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	19	91
1.5		Interest and other costs of finance paid	—	—
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(1,289)	(3,580)

		Current quarter $A’000	Year to date (9 months) $A’000

1.8	Net operating cash flows (carried forward)	(1,289)	(3,580)

Cash flows related to investing activities
1.9	Payment for acquisition of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	(3)
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	(3)

1.14	Total operating and investing cash flows	(1,289)	(3,583)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	3,336	3,491
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	—	—
1.19	Dividends paid	—	—
1.20	Other (provide details if material)	—	—

	Net financing cash flows	3,336	3,491

	Net increase (decrease) in cash held	2,047	(92)
1.21	Cash at beginning of quarter/year to date	1,446	3,585
1.22	Exchange rate adjustments to item 1.20	—

1.23	Cash at end of quarter	3,493	3,493

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

			Current quarter
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2		208

1.25	Aggregate amount of loans to the parties included in item 1.11		—

1.26	Explanation necessary for an understanding of the transactions

	Directors & Associates = $50k
	Related Entities = $179k

	Salaries, directors’ fees and consulting fees at normal commercial rates

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000

3.1	Loan facilities	—	—

3.2	Credit standby arrangements	—	—

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000

4.1	Cash on hand and at bank	2,693	246

4.2	Deposits at call	800	1,200

4.3	Bank overdraft	—

4.4	Other (provide details)	—

	Total: cash at end of quarter (item 1.22)	3,493	1,446

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Richard Revelins Company Secretary	Date: 30 April 2003

Print name:	Richard Revelins

Notes

1.	The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.
2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

-	6.2	-	reconciliation of cash flows arising from operating activities to
			operating profit or loss
-	9.2	-	itemised disclosure relating to acquisitions
-	9.4	-	itemised disclosure relating to disposals
-	12.1(a)	-	policy for classification of cash items
-	12.3	-	disclosure of restrictions on use of cash
-	13.1	-	comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler

Geoffrey Kempler,
Executive Chairman

Date: May 6, 2003